UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Scorpio Bulkers Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y7546A130
(CUSIP Number)

June 12, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y7546A130	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON GRM Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,825,643
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,825,643
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,825,643
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. Y7546A130	SCHEDULE 13G	Page 3 of 5

ITEM 1.	(a)	Name of Issuer:

Scorpio Bulkers Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

9, Boulevard Charles III MC, O9 98000

ITEM 2.	(a)	Name of Person Filing:

GRM Investments Ltd.

	(b)	Address of Principal Business Office, or if None, Residence:

#200 – 1010 Seymour Street Vancouver, BC Canada V6B 3M6

	(c)	Citizenship:

British Columbia, Canada

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

Y7546A130

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. Y7546A130	SCHEDULE 13G	Page 4 of 5

(a) Amount beneficially owned:
1,825,643

(b) Percent of class:
16.1%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote
0

(ii) Shared power to vote or to direct the vote
1,825,643

(iii) Sole power to dispose or to direct the disposition of
0

(iv) Shared power to dispose or to direct the disposition of
1,825,643

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following . ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Exhibit A attached hereto.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. Y7546A130	SCHEDULE 13G	Page 5 of 5

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2020

GRM Investments Ltd.

By:	/s/ Sam Parrotta
Name:	Sam Parrotta
Title:	Chief Financial Officer

EXHIBIT A

This statement on Schedule 13G is being filed by the Reporting Person on behalf of itself and its wholly owned subsidiary Hadrian Capital Partners Inc. The Reporting Person and Hadrian Capital Partners Inc. share voting and dispositive power over the securities reported on in this Schedule 13G.